Mail Stop 3561

January 11, 2010

John N. Hatsopoulos
Chief Executive Officer
American DG Energy Inc.
45 First Avenue
Waltham, MA 02451
781-622-1120

>   **Re: American DG Energy Inc.**
>   **Registration Statement on Form S-3**
>   **File No. 333-163972**
>   **Filed December 23, 2009**

Dear Mr. Hatsopoulos:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   In connection with our review of your registration statement, we reviewed your website. We note that you filed as Exhibits 10.1 and 10.3 to your registration statement your audit committee charter, as amended on October 13, 2009, and your nominating and governance committee charter dated August 31, 2009. We also note that the version of your audit committee charter on your website is outdated and that you do not post your nominating committee charter on your website. In addition, we note that your website continues to state that your stock

is quoted on the OTCBB instead of the NYSE Amex in several locations, including on the Investor Relations landing page as well as the Stock Quote and Investor FAQ pages. Please update your website, as appropriate.

Registration Statement Cover Page

2.   Please ensure that you check the box on the cover of the registration statement confirming that you intend to rely on Rule 415 for the continuous offering of the securities being registered. Please also check the appropriate box to indicate your filing status. See Form S-3 at http://www.sec.gov/about/forms/forms-3.pdf.

Selling Stockholders, page 4

3.   Please revise your selling stockholder table to provide a total for the number of shares beneficially owned after the offering.

4.   We note that you describe either in the footnotes to the selling stockholder table or in the disclosure under the heading "Acquisition Transactions" on page 7, the transactions pursuant to which many of the selling stockholders acquired the shares that they own. However, it is not clear from this disclosure how certain of the selling stockholders acquired their shares. Please clarify in the footnotes to the selling stockholder table or under the heading "Acquisition Transactions" on page 7 how the shares owned by the following selling stockholders were acquired:

- 200,000 shares of common stock owned by In Holdings Corp. that represent the difference between the 795,238 shares of common stock reflected in footnote 2 to the selling stockholder table and the 595,238 shares acquired upon conversion of $500,000 principal amount of the 8% convertible debentures disclosed in the second paragraph under the heading "Acquisition Transactions" on page 7;

- 200,000 shares of common stock owned by Charles T. Maxwell that represent the difference between the 223,810 shares of common stock reflected in footnote 5 to the selling stockholder table and an aggregate of 23,810 shares disclosed under the heading "Acquisition Transactions" on page 7; and

- The shares of common stock owned by Frederick Frank, William O. & Sandra M. Flannery, JTWROS, Jeremy Benjamin, Alexandra O. Bjorklund, Ernest Aloi & Catherine Aloi, Richard Aghababian, Bruce Wainer, Edward Crouch and Integrated Risk Facilities Holdings, Inc.

In addition, to the extent that the shares for any of these selling stockholders were acquired pursuant to agreements that you have not filed as exhibits to the registration statement, please file these agreements with your next amendment.

5.   Please also identify the natural holder(s) of Integrated Risk Facilities Holdings, Inc. and disclose whether they are a broker-dealer or are affiliated with a broker-dealer.

Item 14. Other Expenses of Issuance and Distribution, page 11

6.   Please revise to delete the phrase "other than underwriting commissions" or tell us why it is not appropriate to do so.

Item 16. Exhibits and Financial Statement Schedules, page 12

7.   Please file as an exhibit to your registration statement the subscription agreement for the warrant issued to Hayden IR on October 1, 2009 and referenced in footnote 16 to the selling stockholder table.

Exhibit 5.1

8.   Please have counsel confirm to us that it concurs with our understanding that its reference to the "Delaware General Corporation Law" in the third paragraph of the opinion includes all applicable statutory provisions interpreting these laws. Please provide this confirmation in writing either by having counsel revise its opinion or by having counsel file a separate letter including the confirmation as correspondence on EDGAR, as the confirmation will be part of the Commission's official file regarding this registration statement.

9.   Please also have counsel revise its opinion to refer to the current registration statement on Form S-3 (file no. 333-163972).

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Catherine Brown, Staff Attorney, at (202) 551-3513, Mara Ransom, Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any other questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Edwin Miller, Esq.
        Sullivan & Worcester LLP
        Via Facsimile